The Duckhorn Portfolio, Inc.

1201 Dowdell Lane

Saint Helena, CA 94574

March 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Duckhorn Portfolio, Inc.

Registration Statement on Form S-1

File No. 333-253412

Acceleration Request
Requested Date:	March 17, 2021
Requested Time:	4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Duckhorn Portfolio, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-253412), as amended (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on March 17, 2021, or as soon as possible thereafter. The Company hereby authorizes Thomas Holden and Benjamin Kozik of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the Registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Thomas Holden or Benjamin Kozik, of Ropes & Gray LLP, counsel to the Company, at (415) 315-6300 or (415) 315-6331, respectively, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Sean Sullivan
Name: Sean Sullivan
Title: Executive Vice President, Chief Administrative Officer and General Counsel

[Signature Page to Acceleration Request]